Confidential Treatment Request by Marathon Oil Corporation
[Marathon Oil Corporation Logo]

5555 San Felipe Street
Houston, Texas 77056
Telephone  713-629-6600

October 24, 2011

Caroline Kim
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-05153

Dear Ms. Kim:

Set forth below are responses from Marathon Oil Corporation to comments of the staff of the United States Securities and Exchange Commission, dated September  29, 2011, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Annual Report on Form 10-K

Business

Changes in Proved Undeveloped Reserves, page 12

Comment 1
We note the statement, “Of the 405 mmboe of proved undeveloped reserves at year end 2010, 30 percent of the volume is associated with projects that have been included in proved reserves for more than five years.”  Please explain, with consideration of our guidance in Compliance and Disclosure Interpretations, the conditions that justify delay beyond five years to development of the Equatorial Guinea compression and Libyan North Gialo projects.  Address your sunk capital for each project and whether you have made final investment decisions for all the

Confidential Treatment Request by Marathon Oil Corporation

PUD reserves claimed.  This guidance is available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response

Alba Field, which lies offshore the country of Equatorial Guinea in west Africa, is a natural gas and gas condensate accumulation with approximately 3.5 trillion cubic feet of total gross proved reserves, of which we own a 63 percent operated working interest.  The reservoir is a high permeability, normally pressured reservoir.  As supported by the Netherland, Sewell & Associates, Inc. reserves audit (certification and deliverability analysis) set forth in Exhibit 99.2 of our Form 10-K for fiscal year ended December 31, 2010, the reserves in question have a high degree of technical certainty, which satisfies the requirement of reasonable certainty of recovery for proved undeveloped reserves.  Performance of this field has exceeded expectations, and estimates of initial dry gas in place increased by roughly 10% between 2004 and 2010. Production is not expected to experience a natural decline from facility-limited plateau production until 2014, or possibly 2015.  The timing of the installation of compression is being driven by the reservoir performance.

Based on our understanding of the reservoir performance at the time, our Board of Directors approved an authorization request (comparable to a final investment decision) for the compression project in 2004 in order to develop reserves that would not be recovered without the installation of the equipment.  Work on compression was initiated in 2007 with the creation of a formal integrated project team.  In late 2009, the offshore compression project progressed through the definition phase.  In early 2010, the offshore scope of work was competitively tendered as a lump sum EPIC (Engineering, Procurement, Installation and Commissioning) contract.   Capital expenditures to date total $24 million gross, $15 million net to Marathon. Because the project to develop the undeveloped reserves is currently underway, Marathon maintains that the volumes are appropriately reported as proved undeveloped reserves at this time.  We reviewed the factors a company should consider in determining whether or not circumstances justify recognizing reserves even though development may extend past five years (CD&I on Oil and Gas Rules, Question 131.03).  We have not changed our development plan for the Alba Field and have disclosed this project in our 2009 and 2010 Form 10-K.  In addition, as indicated in our April 30, 2010 response to your inquiry regarding our Form 10-K for the fiscal year ended December 31, 2009, we included additional disclosure regarding the Alba Field project in our Form 10-K for fiscal year ended December 31, 2010.

The North Gialo project, located in the Libyan Sahara desert, was booked for the first time as proved undeveloped reserves in 2010. This project, which is anticipated to take more than five years to be developed, is being executed by the operator and encompasses a continuous drilling program including the design, fabrication and installation of extensive liquid handling and gas recycling facilities. In 2010, an engineering firm was awarded the front-end engineering and design activities.  The total duration for the front end engineering was planned for 15 to 18 months. The remoteness of the North Gialo

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Confidential Treatment Request by Marathon Oil Corporation
project  is expected to extend the duration of project execution more than 5 years after the reserves were initially booked.  For example, lead time for delivery of required highly specialized compressors is approximately 24 months. As of December 31, 2010, the capital spent toward this project was approximately $1.5 million net to Marathon.

Net Production Sold, page 13

Comment 2
We note your footnote, “Before December 31, 2009, reserves related to oil sands mining were not included in the SEC’s definition of oil and gas producing activities; therefore, synthetic crude oil production of 27 mbpd is not reported for 2009.” Please explain to us why you have omitted year-end 2009 synthetic oil reserves and associated operating parameters in light of the requirement for “…companies to begin complying with the disclosure requirements for registration statements filed on or after January 1, 2010, and for annual reports on Forms 10-K and 20-F for fiscal years ending on or after December 31, 2009.” This may be viewed on page 2180 of: www.sec.gov/rules/final/2009/33-8995fr.pdf.

Response

We included year-end 2009 synthetic crude oil in our estimated reserve disclosures; however, we excluded 2009 production of synthetic crude oil from our net production sold disclosures.  We applied the guidance in ASU No. 2010-03 to reserve estimation and disclosure for our oil sands mining activities as of December 31, 2009  in accordance with the transition requirements of the ASU as stated in 932-10-65-1(a) and (c).

The definition of “oil and gas producing activities” as amended by ASU 2010-03 requires a registrant to include oil sands operations as part of its oil and gas producing activities.  However, there are dual effective dates in this ASU.  932-10-65-1(a) provides an effective date for annual reporting periods ending on or after December 31, 2009, except as specified in (b).  Early adoption was prohibited.  Additionally, the transition provisions in 932-10-65-1(c) state that the application of the remaining content of Topic 932 is to be applied prospectively as a change in accounting principle that is inseparable from a change in accounting estimate.  The FASB also provided for special transition provisions which modify the normal disclosures required for this kind of accounting change per Topic 250 (Accounting Changes).

As the transition provisions under 932-10-65-1(c)(1) do not permit early adoption of Topic 932, we did not include production activity for 2009.  Since we did not include the synthetic crude oil production in the Net Production Sold table due to the dual effective dates, we disclosed in footnote (a) of our Net Production Sold table on page 13, our 2009 production, as you noted, for full disclosure.

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Confidential Treatment Request by Marathon Oil Corporation

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 69

Standardized Measure of Discounted Future Cash Flows, page 117

Comment 3
We note the presentation of your standardized measure.  Please furnish to us the bench mark and average adjusted prices by geographic area used in the calculation of the 2010 future cash inflows.

Response
The table below shows bench mark and adjusted prices (USD) by geographic area for the 2010 standardize measure of discounted future net cash flows.

	North America				Africa				Europe
	United States		Canada		EG		Other
	Bench Mark	Adjusted	Bench Mark	Adjusted*	Bench Mark	Adjusted	Bench Mark	Adjusted	Bench Mark	Adjusted
Liquid Hyrdocarbons	$ 76.77	[**]	-	-	$ 79.02	[**]	$ 77.85	[**]	$ 78.86	[**]
Natural gas	$ 4.37	[**]	-	-	$ 6.40	$ 0.25 1	$ 6.40	[**]	$ 6.40	[**]
Synthetic crude oil	-	-	$ 79.43	[**]	-	-	-	-	-	-

*Exchange rate $US/$CDN 0.967
1 Primarily represents fixed prices under ling-term contractrs with Alba Plant LLC, AMPCO and EGHoldings, equity method investees.
**Omitted pursuant to a request for confidential treatment under Rule 83 of FOIA.

Exhibit 32.1

Comment 4
We note that paragraph one of the certification required by Exchange Act Rule 13a-14(b) identifies the wrong periodic report.  Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification.

Response

We agree with your comment that one of the certifications required by Exchange Act Rule 13(a)-14(b) identifies the wrong periodic report.  As a result of the spin-off of our downstream businesses on June 30, 2011, we have discontinued operations and therefore we plan to file on Form 8-K an update to our 2010 Form 10-K so that our Automatic Shelf Registration statement remains current.  We propose to correct the Exhibit 32.1 with this Form 8-K filing.

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Confidential Treatment Request by Marathon Oil Corporation

Exhibit 99.1

Comment 5
Please furnish a third party engineering report exhibit that discloses the bench mark and average adjusted product prices for synthetic crude oil as contemplated in Item 1202(a)(8)(v) of Regulation S-K.

Response
Please see the revised third party report, which is attached hereto as Exhibit A, that shows bench mark and average adjusted prices for synthetic crude oil.

_____________________________

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, Assistant General Counsel at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Janet F. Clark

Janet F. Clark Executive Vice President and Chief Financial Officer and Treasurer

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Confidential Treatment Request by Marathon Oil Corporation

Exhibit A

[GLJ Petroleum Consultants Logo]	GLJ	Petroleum Consultants
Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

October 11, 2011

Project 1100507

The Board of Directors of Marathon Oil Canada Corporation
Marathon Oil Canada Corporation
2400, 440 - 2nd Avenue SW
Calgary, AB  T2P 5E9

Dear Board Members:

Re: Third Party Report on Reserves

This report was prepared to satisfy requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to provide the qualifications of the technical persons responsible for overseeing the reserve estimation process.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent evaluation of the Canadian mineable oil sands reserves of Marathon Oil Corporation (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated and reviewed certain reserves of the Company as at December 31, 2010. The completion (transmittal) date of our report is January 28, 2011.

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com

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Confidential Treatment Request by Marathon Oil Corporation
GLJ Petroleum Consultants

iii.	The following table sets forth the total proved net after royalty reserves under constant prices and costs covered by our report by geographic area, and the proportion of the Company covered.

	Oil and NGL	Natural Gas	Synthetic Crude Oil1	Oil Equivalent2
Location	MMbbl	Bcf	MMbbl	MMbbl
Canada			572	572

Total Company Reserves3	630	2,617	572	1,638
Portion of Total Covered	0%	0%	100%	35%

Notes 1) Total sales less blendstocks, after upgrading AOSP mined bitumen.
2) Oil equivalence factors: Crude Oil, NGL & SCO 1 bbl/bbl, Natural Gas 6 Mcf/bbl
3) Supplied by the company to derive portion of total covered by GLJ

The Company provided to us the total Company reported reserves to derive the portion of evaluated by GLJ. We express no opinion on this portion of the Company’s reserves that we did not evaluate.

iv.
Our report covered 100% of the Company’s mineable, synthetic crude oil (SCO) reserves; our evaluation coverage from the perspective of the Company’s total reserves is provided above in item iii. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

The royalty obligations on the evaluated oil sands property, the Athabasca Oil Sands Project (AOSP), are determined upstream, on a bitumen royalty project basis. The Muskeg River Mine (MRM) royalties will be impacted by costs related to treating JPM bitumen froth. The JPM mine commenced producing in August 2010, however, the AOSP Expansion 1 froth treatment and upgrading facility were not operational as of year-end 2010. Only 32 percent of JPM was classified as developed in view of current capacity constraints, however, the economic evaluation recognized the desire to maximize bitumen production from JPM over MRM. The synthetic crude oil (SCO) reserves reflect both the upgrading yield on bitumen and product value differences between SCO and bitumen. As a consequence of differences in revenue, the net after royalty to gross before royalty ratio is lower for SCO than it is on bitumen. No reserves are attributed to internally produced products that are consumed as fuel.

The economic evaluation was prepared to reflect the net present value of Marathon Oil Canada Corporation (MOCC) before any incremental US taxes or overhead. Canadian income taxes were included, as well as MOCC supplied estimates of Calgary Office overhead and incremental abandonment and reclamation obligations (ARO) not reflected in the bitumen royalty project evaluation.

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Confidential Treatment Request by Marathon Oil Corporation
GLJ Petroleum Consultants

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts, capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated property was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.
As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, the following constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report.

WTI @ Cushing	$US 79.40/bbl
Edmonton Light (Par) @ Edmonton	$CDN 78.23/bbl
Condensate @ Edmonton	$CDN 84.57/bbl
WCS FOB @ Hardisty	$CDN 68.81/bbl
AECO-C Canadian Gas Price	$CDN 4.06/bbl
AOSP SCO @ Project	[**]
Exchange Rate	$US/$CDN 0.967
            **Omitted pursuant to a request for confidential treatment under Rule 83 of FOIA.

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

vi.
Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

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Confidential Treatment Request by Marathon Oil Corporation
GLJ Petroleum Consultants

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty, the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, and contractual, statutory and regulatory provisions.

viii.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

ix.	A summary of the Company reserves evaluated by us was provided for item iii. 433 MMbbl, or 76 percent, of the reserves evaluated by us is developed.

GLJ is a private firm established in 1972 whose business is the provision of independent geological and engineering services to the petroleum industry. GLJ is among the largest evaluation firms in North America with approximately 70 professional engineering and geoscience personnel. GLJ evaluate the reserves of the four producing oil sands mining operations for various owners. Mr. Willmon and Mr. Freeborn were responsible for overseeing GLJ’s reserves estimation process. Both responsible individuals are qualified, independent reserves evaluators as defined in COGEH, and are registered Practicing Professional Engineers in the Province of Alberta. Mr. Willmon has in excess of 32 years of practical experience in petroleum engineering, has been employed at GLJ as an evaluator/auditor since 1982, and has been involved in evaluations of surface mineable oil sands reserves since 1986. Mr. Freeborn has in excess of 11 years of practical experience in petroleum engineering, and has been employed at GLJ as an evaluator/auditor since 1999.

We trust this meets your current requirements.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“ORIGINALLY SIGNED BY”

Tim R. Freeborn, P. Eng.

“ORIGINALLY SIGNED BY”

James H Willmon, P. Eng.
Vice President

TRF/JHW/ljn
Attachment

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